THE DELAWARE ECONOMIC DEVELOPMENT AUTHORITY
REOFFERING AGREEMENT
$34,500,000
Pollution Control Refunding Revenue Bonds
(Delmarva Power & Light Company Project)
Series 2001C
(Non-AMT)
due May 1, 2026

This is a Reoffering Agreement dated May 18, 2011 among Delmarva Power & Light Company (the "**Company**"), Morgan Stanley & Co. Incorporated, in its capacity as remarketing agent under the Remarketing Agreement referred to below (in such capacity, the "**Remarketing Agent**"), and Morgan Stanley & Co. Incorporated, as underwriter (in such capacity, the "**Underwriter**").

SECTION 1.   BACKGROUND.

(a)   On May 11, 2001, The Delaware Economic Development Authority (the "**Authority**") issued $34,500,000 aggregate principal amount of its Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C (the "**Bonds**"). The proceeds of the Bonds were used to refund a like principal amount of the Authority's Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 1991B (the "**Prior Bonds**"). The Prior Bonds were issued, in the aggregate principal amount of $34,500,000, to finance or refinance the costs of certain pollution control facilities at the Edge Moor generation station then owned by the Company.

(b)   The Bonds were issued pursuant to Indenture of Trust No. 3, dated as of May 1, 2001 (the "**Original Indenture**"), between the Authority and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "**Trustee**"), as amended and supplemented by the Supplemental Indenture of Trust No. 3 RE May 1, 2011, dated April 11, 2011, and the First Supplemental Indenture of Trust No. 3, dated May 2, 2011 (the Original Indenture, as so amended, the "**Indenture**"). The Bonds are special, limited obligations of the Authority payable from and secured by a pledge of revenues derived from Loan Agreement No. 3, dated as of May 1, 2001 (the "**Original Loan Agreement**"), between the Authority and the Company, as amended and supplemented by the First Amendment to Loan Agreement No. 3, dated May 2, 2011 (the Original Loan Agreement, as so amended, the "**Loan Agreement**").

(c)   As security for the Bonds, the Trustee holds $34,500,000 aggregate principal amount of First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026 (the "**First Mortgage Bonds**") issued under a Mortgage and Deed of Trust, dated as of October 1, 1943, from the Company to The Bank of New York Mellon (formerly known as The Bank of New York and ultimate successor to The New York Trust Company), as trustee (as heretofore amended and supplemented by various instruments, including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009, and the One Hundred and Eighth Supplemental Indenture, dated as of May 2, 2011 (the "One Hundred and Eighth Supplemental Indenture"), which together establish the terms of the First Mortgage Bonds, such Mortgage and Deed of Trust, as so amended and supplemented, being hereinafter called the "**Mortgage**").

(d)   The Company and Morgan Stanley & Co. Incorporated have heretofore entered into a Remarketing Agreement in respect of the Bonds, dated as of May 1, 2001 (the "**Remarketing Agreement**"), under which the Remarketing Agent undertook the duties and responsibilities of remarketing agent under the Remarketing Agreement and the Indenture.

(e)   The Bonds currently bear interest at a weekly rate, and the Company is the current owner of all of the Bonds. The Company has elected to convert the interest rate mode on the Bonds to a "Term Rate" (as defined in the Indenture) in accordance with the Indenture. The Bonds, subject to certain conditions, are expected to be converted on June 1, 2011 (the "**Conversion Date**") to bear interest from that date at the Term Rate for a Term Rate Period (as defined in the Indenture) ending on May 31, 2012. Pursuant to the Indenture and the Remarketing Agreement relating to the Bonds, upon conversion to the Term Rate the Remarketing Agent is to offer for sale and use its best efforts to remarket the Bonds. When the Bonds were issued, payment of the principal of and interest on the Bonds was insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation to the Trustee, which policy was terminated on May 2, 2011.

(f)   A preliminary reoffering circular dated May 10, 2011, including the Appendices thereto and all documents incorporated therein by reference as of the date of such preliminary reoffering circular (the "**Preliminary Reoffering Circular**"), which the Company deemed final as of its date, except for the omission of the interest rate and selling compensation and other terms of the Bonds depending on such matters, has been distributed in connection with the reoffering of the Bonds. A reoffering circular dated May 18, 2011, which includes the information omitted from the Preliminary Reoffering Circular, will be distributed in connection with the reoffering of the Bonds. The reoffering circular, as it may be amended or supplemented, including the Appendices thereto and all documents incorporated therein by reference as of the date of such reoffering circular is collectively referred to as the "**Reoffering Circular**." The Company deems the Reoffering Circular final as of the date hereof. References herein to amendments or supplements to the Preliminary Reoffering Circular or the Reoffering Circular shall be deemed to include documents incorporated therein by reference after the distribution thereof.

(g)   The Remarketing Agent shall not incur any liability to the Company for its actions as Remarketing Agent pursuant to the terms hereof or of the Indenture except for (i) its gross negligence or willful misconduct and (ii) the liabilities for which such Remarketing Agent has agreed to indemnify the Company and others pursuant to Section 5(a)(ii) hereof.

SECTION 2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

(a)   The financial statements of the Company incorporated by reference in Appendix A to the Reoffering Circular present fairly the financial position of the Company as of the dates indicated and the results of its operations for the periods specified; such financial statements have been prepared in conformity with United States generally accepted accounting principles consistently applied (except as stated therein) with respect to the periods involved; the financial statement schedule incorporated by reference in Appendix A to the Reoffering Circular presents fairly the information required to be stated therein; and the other financial data incorporated by reference in Appendix A to the Reoffering Circular, if they include any non-GAAP financial measure, comply as of the date hereof, and as of the Closing Time (as hereinafter defined) will comply, in all material respects with the requirements of paragraph (e) of Item 10 of Regulation S-K.

(b)   PricewaterhouseCoopers LLP ("**PwC**"), which audited certain of the financial statements incorporated by reference in Appendix A to the Reoffering Circular is an independent registered public accounting firm as required by the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the regulations promulgated thereunder.

(c)   The Reoffering Circular does not at the date hereof, and, will not at the Closing Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this paragraph (c) shall apply to any statements in or omissions from the Reoffering Circular made in reliance upon and in conformity with information furnished in writing to the Company by the Remarketing Agent or the Underwriter expressly for use therein, to the information contained in the Reoffering Circular under the headings "THE ISSUER" and "TAX MATTERS", or to the information in Appendix B or Appendix C to the Reoffering Circular.

(d)   The documents specified in Appendix A to the Reoffering Circular as being incorporated by reference therein, when they were filed with the U.S. Securities and Exchange Commission (the "**Commission**"), complied in all material respects with the applicable provisions of the Exchange Act and the regulations promulgated thereunder and any documents that are deemed incorporated by reference after the execution and delivery of this Reoffering Agreement and prior to the termination of the reoffering of the Bonds, when they are filed with the Commission, will comply in all material respects with the applicable provisions of the Exchange Act and the regulations promulgated thereunder.

(e)   The Company hereby confirms the representations, warranties, covenants and agreements on the part of the Company in the Loan Agreement and the Tax Exemption Certificate and Agreement No. 3, dated May 11, 2001, executed and delivered by the Company, the Authority and the Trustee; provided, however, that as described in the Reoffering Circular, the Edge Moor generation station has been sold to an unaffiliated third party. All information supplied in writing by the Company to Greenberg Traurig, LLP (or any predecessor bond counsel), and designated as being for use by such firm to render any of its opinions with respect to the Bonds (or any predecessor bonds of the Authority refunded directly or indirectly by the Bonds), was, when supplied, and, considered collectively, is at the date hereof, and will be as of the Closing Time, true, accurate, correct and complete in all material respects; provided, however, that as described in the Reoffering Circular, the Edge Moor generation station has been sold to an unaffiliated third party.

(f)   There is no action, suit, proceeding, inquiry or investigation at law or in equity or before or by any public board or body pending to which the Company is a party or, to the knowledge of the Company, threatened against or affecting the Company, wherein the decision, ruling or finding would (i) have a material adverse effect on the transactions contemplated by this Reoffering Agreement or the Reoffering Circular or have a material adverse effect on the validity or enforceability of the Bonds or this Reoffering Agreement or (ii) except as set forth in the Reoffering Circular, have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company, whether or not arising in the ordinary course of business (a "**Material Adverse Effect**").

(g)   Since December 31, 2010, the Company has filed timely all reports and all definitive proxy and information statements required to be filed by the Company with the Commission pursuant to the Exchange Act and the regulations thereunder.

(h)   The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware and the Commonwealth of Virginia, with all corporate power and other authority, including franchises, necessary to own or lease its properties and conduct its business and enter into this Reoffering Agreement and the transactions contemplated hereby and by the Reoffering Circular. The Company is qualified to do business as a foreign corporation in all other states and jurisdictions wherein the nature of the business transacted by the Company or its ownership or leasing of properties requires such qualification, except to the extent where a failure to so qualify would not constitute a Material Adverse Effect.

(i)   The Company has no subsidiaries.

(j)   The authorized, issued and outstanding capital stock of the Company is as set forth in the Reoffering Circular. The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are owned by Conectiv, LLC, a Delaware limited liability company wholly-owned by Pepco Holdings, Inc.; none of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(k)   Since the respective dates as of which information contained in the Reoffering Circular is given, and except as set forth therein or contemplated thereby, there has not been any material adverse change in the business, condition (financial or otherwise) or results of operations of the Company, whether or not arising in the ordinary course of business (such change, a "**Material Adverse Change**").

(l)   Prior to the issuance of the Bonds, the Company filed with the Delaware Public Service Commission and the Virginia State Corporation Commission applications and any necessary amendment or amendments thereto, and obtained from those commissions appropriate orders authorizing the borrowing from the Authority of the proceeds from the sale of the Bonds pursuant to the Original Loan Agreement and the transactions related thereto and the Company has complied with all terms and conditions contained in such orders. The Company is not required to obtain any other consents, approvals or authorizations in connection with the transactions contemplated in the Reoffering Circular.

(m)   This Reoffering Agreement has been duly authorized, executed and delivered by the Company.

(n)   The sale of the Bonds to the Underwriter will not be subject to any Delaware issuance, transfer or other documentary stamp taxes.

(o)   The Company is in compliance with all previous undertakings made by it pursuant to Section (b)(5)(i) of Rule 15c2-12 of the Commission ("**Rule 15c2-12**") under the Exchange Act.

(p)   The Loan Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(q)   The Mortgage has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting mortgagees' and other creditors' rights and to general equity principles and except to the extent that the law of the jurisdictions in which the mortgaged property is located may limit or deny certain remedial provisions of the Mortgage.

(r)   The First Mortgage Bonds have been duly authorized, executed and delivered by the Company and constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles,

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and will be entitled to the benefits of the Mortgage ratably with all other securities outstanding thereunder.

(s)   The descriptions of the Bonds (except for information relating to the status of interest on the Bonds for tax purposes), the Indenture, the Loan Agreement, the Mortgage and the First Mortgage Bonds in the Reoffering Circular are accurate in all material respects.

(t)   The Company has good and marketable title to all real property owned by the Company and described in the Mortgage as subject to the lien thereof, and good title to all other property owned by the Company and so described as subject to such lien, in each case, subject only to such exceptions, defects and qualifications as do not (A) affect the value of any such properties that are material to the business of the Company in any material respect or (B) affect the use made or proposed to be made of such properties by the Company in any material respect; and the descriptions of all such property contained in the Mortgage are correct and adequate for purposes of the lien purported to be created by the Mortgage.

(u)   The Mortgage (excluding the One Hundred and Seventh Supplemental Indenture, dated as of January 1, 2011 (the "One Hundred and Seventh Supplemental Indenture") and the One Hundred and Eight Supplemental Indenture) constitutes, and at the Closing Time the Mortgage will constitute, a valid first lien upon and security interest in the interest held by the Company in its property covered by the Mortgage, subject to no mortgage, pledge, lien, security interest, charge or other encumbrance of any kind (collectively, "**Liens**") prior to the lien of the Mortgage except "excepted encumbrances" (as defined in the Mortgage) and other Liens permitted by the Mortgage and to such other matters as do not materially affect the security for the First Mortgage Bonds. The Mortgage (excluding the One Hundred and Seventh Supplemental Indenture and the One Hundred and Eighth Supplemental Indenture) by its terms effectively subjects, and at and after the Closing Time the Mortgage by its terms will effectively subject, to the lien thereof all property (except property of the kinds specifically excepted from the lien of the Mortgage) acquired by the Company after the date of the execution and delivery of the Mortgage, subject to no Lien prior to the lien of the Mortgage except (A) "excepted encumbrances" (as defined in the Mortgage), (B) any Lien thereon existing at the time of such acquisition, (C) any Lien for unpaid portions of the purchase price thereof placed thereon at the time of such acquisition, (D) with respect to real property, any Lien placed thereon following the acquisition thereof by the Company and prior to the recording and filing of a supplemental indenture or other instrument specifically describing such real property, (E) as otherwise provided in Article XIII of the Mortgage, (F) possible claims in bankruptcy and possible claims for taxes and (G) such other matters as would not materially affect the security for the First Mortgage Bonds. At the Closing Time, the Mortgage (excluding the One Hundred and Seventh Supplemental Indenture and the One Hundred and Eighth Supplemental Indenture) has been duly recorded, and the One Hundred and Seventh Supplemental Indenture and the One Hundred and Eighth Supplemental Indenture will have been duly filed for recordation as a mortgage of real estate, in the only counties in which any real property subject to the lien of the

Mortgage is located, and all requisite steps have been taken to perfect the security interest of the Mortgage in personal property of the Company; and at the Closing Time all taxes and recording and filing fees required to be paid with respect to the execution, recording or filing of the Mortgage, the filing of financing statements and similar documents and the issuance of the First Mortgage Bonds have been paid.

(v)   The Company is not in violation of its articles of incorporation or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company is a party or by which it may be bound, or to which any of the property or assets of the Company is subject (collectively, "**Agreements and Instruments**") except for such defaults as have not resulted, and are not reasonably expected to result, in a Material Adverse Effect; and the execution, delivery and performance of this Reoffering Agreement and the consummation of the transactions contemplated herein (including the reoffering of the Bonds and the use of the proceeds from the sale of the Bonds as described in the Reoffering Circular) and compliance by the Company with its obligations hereunder, under the Loan Agreement and under the Mortgage do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any Lien, other than the Lien of the Mortgage, upon any property or assets of the Company pursuant to the Agreements and Instruments (except for such conflicts, breaches, defaults or Liens as would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles of incorporation or bylaws of the Company or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its assets, properties or operations. As used herein, a "**Repayment Event**" means any event or condition that gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.

(w)   No labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors, which, in either case, could reasonably be expected to result in a Material Adverse Effect.

(x)   The Company possesses such permits, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by it and is in compliance with the terms and conditions of all such Governmental Licenses, except (a) as disclosed in the Reoffering Circular or (b) where the failure so to possess any such Governmental License or to comply therewith would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and the Company has not received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses, the revocation or modification of which would, singly or in the aggregate, result in a Material Adverse Effect.

(y)   Any leases material to the business of the Company, and under which the Company holds properties described in the Reoffering Circular, are in full force and effect, and the Company has no notice of any claim of any sort asserted by anyone adverse to the rights of the Company under any such leases, or affecting or questioning the rights of the Company to the continued possession of the leased premises under any such lease, that, if the subject of an adverse decision, ruling or finding, would have a Material Adverse Effect.

(z)   The Company is not, and upon the sale of the Bonds as herein contemplated and the application of the net proceeds therefrom will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

(aa)   Except as described in the Reoffering Circular or except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) the Company is not in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**"), (B) the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, (C) there are no pending, or to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company and (D) to the knowledge of the Company, there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or Environmental Laws.

(bb)   (i)   The Company has established and maintains the following:

(A)   a system of "internal accounting controls" as contemplated in Section 13(b)(2)(B) of the Exchange Act (the "**Accounting Controls**");

(B) "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Exchange Act (the "**Disclosure Controls**"); and

(C) "internal control over financial reporting" as such term is defined in Rule 13a-15(f) under the Exchange Act (the "**Reporting Controls**" and, together with the Accounting Controls and the Disclosure Controls, the "**Internal Controls**");

(ii) The Internal Controls are evaluated by the Company periodically as appropriate and, in any event, as required by law;

(iii) Based on the most recent evaluations of the Accounting Controls, the Accounting Controls perform the functions for which they were established in all material respects;

(iv) As of the most recent date as of which the effectiveness of the design and operation of the Disclosure Controls were evaluated by the Company, the Disclosure Controls were effective to provide reasonable assurance that material information relating to the Company that is required to be disclosed in reports filed with, or submitted to, the Commission under the Exchange Act (I) is recorded, processed, summarized and reported within the time periods specified by the Commission rules and forms and (II) is accumulated and communicated to management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure;

(v) As of the most recent date as of which the Reporting Controls were evaluated by the Company, the Reporting Controls were effective based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission; and

(vi) Since the respective dates as of which the Internal Controls were last evaluated, nothing has come to the attention of the Company that has caused the Company to conclude that (I) the Accounting Controls do not perform the functions for which they were established in all material respects or (II) the Disclosure Controls or the Reporting Controls are not effective (within the meaning of the evaluation standards identified above).

(cc) The Company is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Commission that have been adopted thereunder, all to the extent that such act and such rules and regulations are in effect and applicable to the Company.

(dd) All representations, warranties and agreements of the Company shall survive delivery of the Bonds to the Underwriter regardless of any investigations made by the Underwriter or on its behalf.

SECTION 3.   REMARKETING AND CLOSING.

(a)   On the basis of the representations, warranties, covenants and indemnities contained herein and in the other agreements referred to herein and subject to the terms and conditions set forth herein:

(i)   The Remarketing Agent for the Bonds shall remarket such Bonds to the Underwriter on the Conversion Date;

(ii)   on the date hereof (A) the Remarketing Agent (having consulted with the Underwriter) has determined the Term Rate for the Bonds to be 0.75% per annum; and (B) the Remarketing Agent has provided notice of such Term Rate to the Trustee; and

(iii)   the Underwriter shall reoffer and use its best efforts to sell the Bonds on the Conversion Date at a price equal to 100% of the principal amount thereof.

(b)   The Closing of the transactions contemplated herein shall be held in Washington, D.C. at the offices of Covington & Burling LLP at 1201 Pennsylvania Avenue, N.W., Washington, D.C. 20004-2401, or at such other place as the Company, the Remarketing Agent and the Underwriter shall mutually agree upon in writing, at 10:00 A.M., New York City time, on the Conversion Date. The Conversion Date is sometimes herein called the "**Closing Date**," and the hour and date of closing is herein called the "**Closing Time**."

(c)   In connection with the reoffering of the Bonds, the Company shall pay the Underwriter at the Closing Time a fee in the amount of $112,125, plus reasonable out-of-pocket expenses. Such fee shall be paid by wire transfer in immediately available funds to the Underwriter. The Company and the Remarketing Agent acknowledge and agree that no additional fee shall be owing to the Remarketing Agent in connection with the remarketing of the Bonds under Section 2 of the Remarketing Agreement.

SECTION 4.   CONDITIONS TO CLOSING.

(a)   The Underwriter's obligations hereunder are subject to the accuracy, as of the date of this Reoffering Agreement and as of the Closing Time, of the representations and warranties of the Company contained in Section 2 hereof and in all certificates of officers of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder to be performed at or prior to the Closing Time, and to the following further conditions:

(i)   At the Closing Time, the Underwriter shall have received:

(A)   The opinion, dated the Closing Date, of (i) Greenberg Traurig, LLP, bond counsel, covering the matters set forth in Exhibit A hereto; (ii) Kirk J. Emge, Esq., General Counsel of the Company, covering the matters set forth in Exhibit B hereto (together with a reliance letter addressed to the Authority, in form and substance reasonably satisfactory to counsel to the Authority); (iii) Covington & Burling LLP, special counsel to the Company, covering the matters set forth in Exhibit C hereto (together with a reliance letter addressed to the Authority, in form and substance reasonably satisfactory to counsel to the Authority); (iv) the State of Delaware Department of Justice, counsel to the Authority, as set forth in Exhibit D hereto; and (iv) Dewey & LeBoeuf LLP, counsel to the Underwriter; and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(B)   A certificate, reasonably satisfactory in form and substance to the Underwriter, of the Chairman, the President, any Senior Vice President, any Vice President, the Treasurer or any Assistant Treasurer of the Company, dated as of the Closing Date, to the effect that, to the best of his or her knowledge: (i) since the date of the Reoffering Circular (excluding any amendment or supplement thereto subsequent to the date thereof), there has not been any Material Adverse Change; (ii) the Company has duly performed all of its obligations under such agreements to be performed at or prior to the Closing Time; and (iii) each of the representations and warranties of the Company contained in this Reoffering Agreement is true and correct as of the Closing Time;

(C)   Evidence, reasonably satisfactory to the Underwriter, to the effect that Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ("**S&P**"), shall have given the Bonds a rating of "A," Moody's Investors Service, Inc. ("**Moody's**") shall have given the Bonds a rating of "A3" and Fitch Ratings, Inc. ("**Fitch**") shall have given the Bonds a rating of "A";

(D)   (i) A letter from PwC, dated as of the date of this Reoffering Agreement, in form and scope consistent with PwC's internal guidelines for the delivery of agreed upon procedures letters and, in any event, in form and substance reasonably satisfactory to the Underwriter and (ii) a bringdown with respect to such letter dated the Closing Date, in form and scope consistent with PwC's internal guidelines for the delivery of agreed upon procedures letters and, in any event, in form and substance reasonably satisfactory to the Underwriter; and

(E)   Such additional certificates and other documents as the Underwriter may reasonably request to evidence performance of or compliance with the covenants and agreements, or the accuracy of the representations and warranties, set forth in this Reoffering Agreement and the transactions contemplated hereby or by the Reoffering Circular, all such certificates and other documents to be reasonably satisfactory in form and substance to the Underwriter and its counsel, Dewey & LeBoeuf LLP.

(b)   The Underwriter shall have the right to terminate its obligations hereunder to reoffer and sell the Bonds (and such termination shall not constitute a default for purposes of Section 6 hereof) by notice from the Underwriter in writing to the Company of the Underwriter's election to do so between the date hereof and the Closing Time, if at any time after the execution and delivery of this Reoffering Agreement and prior to the Closing Time:

(i)   legislation shall be passed by the House of Representatives or the Senate of the Congress of the United States, or favorably reported for passage to either the House of Representatives or the Senate by any committee of either such body to which such legislation shall have been referred for consideration, a decision by a court established under Article III of the Constitution of the United States or the Tax Court of the United States shall be rendered, or a ruling, regulation or order of the Treasury Department of the United States or the Internal Revenue Service shall be made or proposed, in any case having the purpose or effect of imposing federal income taxation, or any other event shall have occurred which results in the imposition of federal income taxation, upon revenues or other income of the general character to be derived by the Authority from the Loan Agreement, or upon interest received on obligations of the general character of the Bonds, which, in the opinion of the Underwriter, might materially and adversely affect the market price of the Bonds, or the market price generally of obligations of the general character of the Bonds, or would make it impracticable to market the Bonds on the terms and in the manner contemplated in the Reoffering Circular;

(ii)   any legislation, ordinance, rule or regulation shall be enacted or adopted, or any order or declaration shall be issued, by any governmental body, department or agency in the State of Delaware or in any other state in which the Company shall be doing business, or a decision by any court of competent jurisdiction within such states shall be rendered which, in the opinion of the Underwriter, might materially and adversely affect the market price of the Bonds, or would make it impracticable to market the Bonds on the terms and in the manner contemplated in the Reoffering Circular;

(iii)   a ruling, regulation or official statement by, or on behalf of, the Commission shall be issued or made to the effect that the offering or sale of the Bonds or obligations of the general character of the Bonds, as contemplated hereby or by the Reoffering Circular, is or would be in violation of any provision of the Securities Act of 1933, as amended (the "**Securities Act**"), the Exchange Act or the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**");

(iv)   legislation shall be passed by the House of Representatives or the Senate of the Congress of the United States, or favorably reported for passage to either the House of Representatives or the Senate by any committee of either such body to which such legislation shall have been referred for consideration, a decision by a court of the United States shall be rendered, or a ruling, regulation or official statement by or on behalf of the Commission or other governmental agency having jurisdiction of the subject matter shall be made or proposed, in any case to the effect that the Bonds, or obligations of the general character of the Bonds, are not exempt from registration, qualification or other requirements of the Securities Act, the Exchange Act or the Trust Indenture Act;

(v)   the information contained or incorporated by reference in the Reoffering Circular shall be untrue or incorrect in any material respect, shall contain any untrue or misleading statement of a material fact, or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading;

(vi)   legislation shall be enacted by any legislative body which would adversely affect the exemption of interest on the Bonds from Delaware income taxation;

(vii)   additional material restrictions not in force as of the date hereof shall have been imposed upon trading in securities generally by any governmental authority or by any national securities exchange or any suspension of or limitation on trading in securities generally on any national securities exchange, or any suspension of trading of any securities of the Company in any such exchange or in the over-the-counter market or if there is a material disruption in securities settlement, payment or clearance services in the United States;

(viii)   the New York Stock Exchange or other national securities exchange or any governmental authority shall impose, as to the Bonds or similar obligations, any material restrictions not now in force, or increase materially those now in force, with respect to the extension of credit by, or the charge to the net capital requirements of, underwriters;

(ix)   a general banking moratorium shall have been established by federal, New York or Delaware authorities;

(x)   the Bonds are not rated at least "A" by S&P, "A3" by Moody's and "A" by Fitch;

(xi)   an outbreak of hostilities or an escalation thereof, a declaration of war by Congress, another substantial calamity or crisis or another event or occurrence of a similar character shall have occurred, which, in the opinion of the Underwriter, materially and adversely affects the market price of the Bonds or would make it impracticable to market the Bonds on the terms and in the manner contemplated in the Reoffering Circular; or

(xii)   there shall have occurred any change in or affecting the business, properties, financial condition or results of operations of the Company from that described in the Reoffering Circular (excluding any amendment or supplement thereto subsequent to the date thereof) which, in the opinion of the Underwriter, materially and adversely affects the investment quality of the Bonds or the marketability of the Bonds on the terms set forth in the Reoffering Circular.

SECTION 5.   COVENANTS.

(a)   (i)   The Company will indemnify and hold harmless the Remarketing Agent and the Underwriter, any member, director, officer, official or employee of the Remarketing Agent or the Underwriter, and each person, if any, who controls the Remarketing Agent or the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, claims, damages and liabilities whatsoever caused by any untrue or misleading statement or alleged untrue or misleading statement of a material fact contained in the Reoffering Circular, as it may be amended or supplemented, distributed in connection with the reoffering of the Bonds or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages and liabilities shall have been caused by an untrue or misleading statement or omission or an alleged untrue or misleading statement or omission which shall have been based upon information relating to the Remarketing Agent or the Underwriter furnished to the Company in writing by the Remarketing Agent or the Underwriter expressly for use therein.

(ii)   Each of the Remarketing Agent and the Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, any member, director, officer or employee, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, claims, damages and liabilities whatsoever caused by any untrue or misleading statement or alleged untrue or misleading statement of a material fact contained in the Reoffering Circular, as it may be amended or supplemented, distributed in connection with the reoffering of the Bonds or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, in each case to the extent and only to the extent such untrue or misleading statement or alleged untrue or misleading statement or omission or alleged omission was made in any such documents in reliance upon, and in conformity with, information furnished to the Company in writing by the Remarketing Agent or the Underwriter expressly for use in the Reoffering Circular or any amendment or supplement thereto.

(iii)   In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity is required pursuant to either of the two preceding paragraphs, such person (hereinafter called the "**indemnified party**") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "**indemnifying party**") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such indemnified party shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to local counsel) for all such indemnified parties, unless representation of more than one indemnified party by the same counsel would be inappropriate due to actual or potential differing interests between them, and that all such fees and expenses shall be reimbursed as they are incurred. In the event of such a conflict, such firm shall be designated in writing (x) by the Underwriter in the case of parties indemnified pursuant to (a)(i) of this Section 5 and (y) by the Company in the case of parties indemnified pursuant to (a)(ii) of this Section 5. The indemnifying party shall not be liable for any settlement of any proceeding effected without its prior written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses contemplated by the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after the receipt by the indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party for the fees and expenses to which such indemnified party is entitled hereunder in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(iv) If the indemnification provided for in (a)(i) or (a)(ii) of this Section 5 is unavailable to an indemnified party under such paragraph, in respect of any losses, claims, damages or liabilities referred to therein, then the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Remarketing Agent and the Underwriter, on the other hand, from the reoffering and sale of the Bonds or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Remarketing Agent and the Underwriter, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages and liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Remarketing Agent and the Underwriter, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from the reoffering and sale of the Bonds (before deducting expenses) received by the Company bear to the total commissions received by the Underwriter in connection therewith. The relative fault of the Company, and the Remarketing Agent and the Underwriter shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading relates to information supplied by the Company or by either the Remarketing Agent or the Underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Remarketing Agent and the Underwriter agree that it would not be just and equitable if contribution were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim. Notwithstanding the provisions of this Section, neither the Remarketing Agent nor the Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Bonds were reoffered and distributed to the public exceeds the amount of any damages that the Remarketing Agent or the Underwriter, as the case may be, has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(v)   The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company shall remain operative and in full force and effect regardless of (i) any termination of this Reoffering Agreement, (ii) any investigation made by or on behalf of the Company, the Remarketing Agent or the Underwriter, their respective officers or directors or any other person controlling the Company, the Remarketing Agent or the Underwriter and (iii) sale and delivery of the Bonds.

(b)   The Company hereby authorizes the use by the Remarketing Agent and the Underwriter of the Reoffering Circular and the information contained therein in connection with the reoffering and sale of the Bonds. The Company will promptly notify the Underwriter of any Material Adverse Change occurring before the Closing Date or until distribution of the Bonds is complete which would require a change in the Reoffering Circular (including the Appendices) in order to make the statements therein, in light of the circumstances under which they were made, not misleading in connection with the reoffer and sale of the Bonds. After such notification, if, in the opinion of the Company, the Underwriter or counsel for the Underwriter, a change would be required in the Reoffering Circular in order to make the statements therein, in light of the circumstances under which they were made, true and not misleading, then such change will be made in the Reoffering Circular and the Company will supply copies of the Reoffering Circular as so amended to the Remarketing Agent and the Underwriter for distribution. The Company may deem the distribution of the Bonds to be complete on the Closing Date unless otherwise notified by the Underwriter on or prior to such date. The Company will provide to the Remarketing Agent and the Underwriter not less than two business days after the date hereof, such number of copies of the Reoffering Circular as the Remarketing Agent and the Underwriter shall request for distribution to purchasers of the Bonds.

(c)   The Company will advise the Underwriter promptly of the institution of any legal or regulatory proceedings prior to the Closing Time affecting the transactions contemplated by this Reoffering Agreement.

(d)   At or prior to the Closing Time, the Company will furnish or cause to be furnished to the Remarketing Agent and the Underwriter, to the extent not publicly available, copies of the Indenture, the Mortgage and all amendments and supplements related to the Bonds or the First Mortgage Bonds, as the case may be, in each case as soon as available and in such quantities as the Remarketing Agent and the Underwriter may reasonably request.

(e)   At any time prior to the Closing Time, the Company shall have the right to require, and shall have the right of prior approval of, any amendment or supplement to the Reoffering Circular.

SECTION 6.   PAYMENT OF EXPENSES.

Whether or not the Bonds are reoffered, the Remarketing Agent and the Underwriter shall be under no obligation to pay expenses incident to the transactions contemplated hereby. All reasonable expenses and costs to effect the reoffering and sale of the Bonds (including, without limitation, the fee payable to the Underwriter and the reasonable out-of-pocket expenses of the Remarketing Agent and the Underwriter, the reasonable fees and disbursements of Greenberg Traurig, LLP, the reasonable fees and disbursements of Dewey & LeBoeuf LLP, the expenses and costs for the preparation, printing, photocopying, execution and delivery of the Reoffering Circular, the Indenture, the Loan Agreement, this Reoffering Agreement and all other agreements and documents contemplated hereby, as well as all accountants' fees, rating agency fees and all trustee fees) shall be paid by the Company. Nothing in this Section 6 shall limit the right of the Company to refrain from paying, or from proceeding against the Remarketing Agent or the Underwriter with respect to such costs and expenses if the Remarketing Agent or the Underwriter shall have defaulted hereunder.

SECTION 7.   NOTICE.

Any notice or other communication to be given hereunder will be in writing and mailed or delivered to:

The Company:

Delmarva Power & Light Company
701 Ninth Street, N.W.
Washington, D.C. 20068
Attention: Treasurer

The Remarketing Agent:

Morgan Stanley & Co. Incorporated
1221 Avenue of the Americas, 30th Floor
New York, New York 10020
Attention: Francis J. Sweeney

The Underwriter:

Morgan Stanley & Co. Incorporated
1221 Avenue of the Americas, 30th Floor
New York, New York 10020
Attention: Francis J. Sweeney

SECTION 8.   APPLICABLE LAW.

    This Reoffering Agreement shall be governed by, and interpreted under, the laws of the State of New York.

SECTION 9.   EXECUTION OF COUNTERPARTS.

    This Reoffering Agreement may be executed in several counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same document.

SECTION 10. SEVERABILITY.

    If any clause, provision or section hereof shall be ruled invalid or unenforceable by any court of competent jurisdiction, the invalidity or unenforceability of such clause, provision or section shall not affect any of the remaining clauses, provisions or sections hereof.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the Company, the Remarketing Agent and the Underwriter, intending to be legally bound, have caused their duly authorized representatives to execute and deliver this Reoffering Agreement as of the date first written above.

DELMARVA POWER & LIGHT COMPANY

By: /s/ KEVIN M. McGOWAN
        Name: Kevin M. McGowan
        Title: Vice President and Treasurer

MORGAN STANLEY & CO. INCORPORATED, as Remarketing Agent under the Indenture

By: /s/ F. J. Sweeney
        Name: F. J. Sweeney
        Title: Managing Director

MORGAN STANLEY & CO. INCORPORATED, as Underwriter

By: /s/ F. J. Sweeney
        Name: F. J. Sweeney
        Title: Managing Director

[LETTERHEAD OF GREENBERG TRAURIG, LLP]

June 1, 2011

Morgan Stanley & Co. Incorporated
1221 Avenue of the Americas, 30th Floor
New York, New York 10020

$34,500,000
The Delaware Economic Development Authority
Pollution Control Refunding Revenue Bonds
(Delmarva Power & Light Company Project)
Series 2001C

Ladies and Gentlemen:

This opinion is being rendered pursuant to Section 4(a)(i)(A)(i) of the Reoffering Agreement dated May 18, 2011 among Delmarva Power & Light Company (the "Company"), Morgan Stanley & Co. Incorporated, as remarketing agent (the "Remarketing Agent"), and Morgan Stanley & Co. Incorporated, as underwriter (the "Underwriter"), relating to the reoffering of $34,500,000 aggregate principal amount of The Delaware Economic Development Authority Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C (the "Bonds"). All capitalized terms used herein without definition shall have the meanings set forth in the Reoffering Circular dated May 18 2011 relating to the Bonds (the "Reoffering Circular"). We have reviewed such questions of law and made such other inquiries as we have considered appropriate for the purpose of this opinion.

We have acted as Bond Counsel in connection with the reoffering of the Bonds and have today delivered our opinion (the "Affirming Opinion") reaffirming our opinion given on May 10, 2011 substantially in the form set forth in Appendix C to the Reoffering Circular (the "No Adverse Effect Opinion"). In that capacity, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following:

(a)   an executed copy of Indenture of Trust No. 3, dated as of May 1, 2001, between the Issuer and The Bank of New York (now known as The Bank of New York Mellon), as Trustee (the "Trustee"), under which the Bonds were issued (the "Indenture");

(b)   an executed copy of Loan Agreement No. 3, dated as of May 1, 2001, between the Issuer and the Company (the "Agreement");

(c)   an executed copy of Supplemental Indenture of Trust No. 1 re May 1, 2011, dated April 11, 2011, between the Issuer and the Trustee supplementing the

Indenture (the "Supplemental Indenture Re May 1"), with the executed consents of the Company, the Remarketing Agent and Ambac Assurance Corporation ("Ambac") attached thereto;

(d)   an executed copy of the First Supplemental Indenture of Trust No. 1, dated May 2, 2011, between the Issuer and the Trustee further supplementing the Indenture (the "First Supplemental Indenture"), with the executed consents of Delmarva BTE II, as holder of the Bonds (the "Bondholder"), the Company, the Remarketing Agent and Ambac attached thereto;

(e)   an executed copy of the First Amendment to Loan Agreement No. 3, dated May 2, 2011, between the Issuer and the Company (the "Loan Agreement Amendment"), with the executed consents of the Bondholder, the Trustee, Ambac and the Remarketing Agent attached thereto;

(f)   a certified copy of the Resolution of the Issuer adopted on _____, 2011 (the "Resolution") authorizing the execution and delivery by the Issuer of the Supplemental Indenture Re May 1, the First Supplemental Indenture and the Loan Agreement Amendment; and

(g)   a copy of the Reoffering Circular.

We have also examined originals, or copies certified or otherwise identified to our satisfaction, of such other documents, corporate records and other instruments, and we have made such investigations of law, as we have deemed necessary or advisable for the purpose of this opinion. As to questions of fact material to our opinion, we have relied upon representations contained in the documents referred to above and certifications of officials of the Issuer, the Company, the Trustee and the Remarketing Agent furnished to us, without undertaking to verify the same by investigation. The Supplemental Indenture Re May 1, the First Supplemental Indenture and the Loan Agreement Amendment are referred to collectively herein as the "Document Amendments."

We have not been engaged nor have we undertaken to review or verify the accuracy, completeness or sufficiency of the Reoffering Circular or other offering material relating to the Bonds, except that in our capacity as Bond Counsel in connection with the reoffering of the Bonds we have reviewed the information contained in the Reoffering Circular under the captions "THE BONDS" (apart from the information relating to The Depository Trust Company and its book-entry only system), "THE AGREEMENT" and "THE INDENTURE," solely to determine whether such information and summaries conform to the Bonds, the Agreement, as amended by the Loan Agreement Amendment (together, the "Amended Agreement"), and the Indenture, as amended by the Supplemental Indenture Re May 1 and the First Supplemental Indenture (together, the "Amended Indenture"). The purpose of our professional engagement was not to establish or confirm factual matters in the Reoffering Circular, and we have not undertaken any obligation to verify independently any of the factual matters set forth under these captions. Subject to the foregoing, the summary descriptions in the Reoffering Circular under such captions, as of the date of the Reoffering Circular and as of the date hereof, insofar as such descriptions purport to describe or summarize certain provisions of the Bonds (apart from the information relating to The Depository Trust Company and its book-entry only system), the Amended Agreement and the Amended Indenture, are accurate summaries of such provisions in all material respects. In addition, the information in the Reoffering Circular under the caption "TAX MATTERS" purporting to describe or summarize our No Adverse Effect Opinion and our Affirming Opinion has been reviewed by us and is an accurate summary in all material respects. Except as specifically described in this paragraph, we express no opinion with respect to and have not undertaken to determine independently the accuracy, fairness or completeness of any statements contained or incorporated by reference in the Reoffering Circular.

As Bond Counsel, we have also examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of such instruments, certificates and documents (including all documents constituting the record of proceedings of the Issuer with respect to the adjustment of the interest rate on the Bonds on May 1, 2011 and the date hereof described in the immediately preceding paragraph) as we have deemed necessary or appropriate for the purposes of the opinion rendered below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. As to any facts material to our opinion, we have relied upon such instruments, certificates and documents as we have deemed necessary.

Based on the foregoing, we are of the opinion that the Indenture, the Supplemental Indenture Re May 1, the First Supplemental Indenture, the Agreement and the Loan Agreement Amendment have been duly authorized by the Issuer and constitute legal, valid and binding agreements of the Issuer enforceable in accordance with their respective terms subject, however, to the extent that the enforceability of such agreements may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to the enforcement of creditors' rights generally, to general principles of equity and that no opinion is expressed as to the availability of any particular remedy.

We are also of the opinion that the modifications to the Indenture and the Agreement by the Document Amendments, the adjustment of the interest rate on the Bonds on May 1, 2011 to the Weekly Rate (as defined in the Amended Indenture), the cancellation at the election of the Company on May 2, 2011 of the financial guaranty insurance policy issued by Ambac, the pledging to the Trustee on May 2, 2011 of the Collateral Bonds to support payments due from the Company under the Agreement and the adjustment of the interest rate on the Bonds to the Term Rate (as defined in the Amended Indenture) on the date hereof, considered individually or in the aggregate, have not, in and of themselves, adversely affected the tax-exempt status of the interest on the Bonds for federal income tax purposes. Reference is made to the fifth paragraph of our No Adverse Effect Opinion for certain limitations and assumptions with respect to the opinion rendered in this paragraph.

In rendering the opinions expressed herein, we have relied upon certifications of the Issuer, the Company, the Trustee and the Remarketing Agent with respect to certain material facts within the knowledge of such parties. Our opinions represent our legal judgment based upon our review of the law and the facts that we deem relevant to render such opinions and is not a guarantee of a result. The opinions expressed herein are given as of the date hereof and we assume no obligation to revise or supplement such opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur.

This letter is furnished by us as bond counsel to the Company for this transaction. No attorney-client relationship has existed or exists between our firm and you in connection with the Bonds or by virtue of this letter. This letter is not intended to be relied upon by owners of the Bonds or by any other party to whom it is not specifically addressed.

Respectfully submitted,

[DPL LETTERHEAD OF KIRK EMGE]

June 1, 2011

Morgan Stanley & Co. Incorporated
1221 Avenue of the Americas, 30th Floor
New York, New York 10020

Ladies and Gentlemen:

I am General Counsel of Delmarva Power & Light Company (the "Company") and am rendering this opinion to you pursuant to Section 4(a)(i)(A) of the Reoffering Agreement, dated May 18, 2011 (the "Reoffering Agreement"), between the Company and Morgan Stanley & Co. Incorporated, as remarketing agent under the Indenture (as hereinafter defined) and as Underwriter, relating to the reoffering and resale by the Company of $34,500,000 aggregate principal amount of Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C (the "Bonds") issued by The Delaware Economic Development Authority (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein have the respective meanings provided in the Reoffering Agreement.

The Bonds were issued pursuant to an Indenture of Trust No. 3, dated as of May 1, 2001 (the "Original Indenture"), between the Issuer and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Trustee"). The Original Indenture, as amended and supplemented by the Supplemental Indenture of Trust No. 3 RE May 1, 2011, dated April 11, 2011, and the First Supplemental Indenture of Trust No. 3, dated May 2, 2011, is referred to herein as the "Indenture." The Issuer loaned the proceeds from the issuance of the Bonds to the Company pursuant to a Loan Agreement No. 3, dated as of May 1, 2011 (the "Original Loan Agreement"), between the Issuer and the Company. The Original Loan Agreement, as amended and supplemented by the First Amendment to Loan Agreement No. 3, dated May 2, 2011, is referred to herein as the "Loan Agreement."

As security for the Bonds, the Trustee holds $34,500,000 aggregate principal amount of the Company's First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026 (the "Collateral Bonds"). The Collateral Bonds were issued under a Mortgage and Deed of Trust, dated as of October 1, 1943 (the "Original Mortgage"), from the Company to The Bank of New York Mellon (formerly known as The Bank of New York and ultimate successor to The New York Trust Company), as trustee (the "Mortgage Trustee"). The Original Mortgage, as amended and supplemented by various supplemental indentures, including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009, and the One Hundred and Eighth Supplemental Indenture, dated as of May 2, 2011, which together establish the terms of the Collateral Bonds, is referred to herein as the "Mortgage."

I, or my representatives, have reviewed:

(i)   the Reoffering Agreement;

(ii)   the reoffering circular, dated May 18, 2011, including the appendices thereto and the documents incorporated therein by reference (collectively, the "Reoffering Circular") for the reoffering and resale of the Bonds;

(iii)   the Indenture;

(iv)   the Loan Agreement;

(v)   a facsimile copy of the Bonds provided by the Trustee;

(vi)   the Mortgage; and

(vii)   a facsimile copy of the Collateral Bonds provided by the Mortgage Trustee.

I, or my representatives, also have examined or caused to be examined originals, or copies that have been certified or otherwise identified to my or their satisfaction as being true copies, of such other instruments, certificates and other documents or records as I or they have deemed necessary or appropriate to enable me to render the opinions set forth below. In my or my representatives' review and examination, I or they have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, and the conformity to original documents of all documents submitted to me or them as copies. I have assumed that the Issuer has duly authorized, executed and delivered the Indenture and the Loan Agreement and that each of the Indenture and the Loan Agreement is the valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms. I have further assumed that the Collateral Bonds have been duly authenticated by the Mortgage Trustee.

Based on the foregoing, and subject to the reservations and limitations and exceptions set forth herein, I am of the opinion that:

1.   The Company has been duly incorporated and is validly existing as a corporation under the laws of each of the State of Delaware and the Commonwealth of Virginia.

2.   The Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of

business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Change.

3. The Company has corporate power and authority to own or lease and operate its properties and to conduct its business as described in the Reoffering Circular. The Company has corporate power and authority to enter into the Reoffering Agreement and to perform its obligations under the Reoffering Agreement and the Loan Agreement.

4. Each of the Reoffering Agreement and the Loan Agreement has been duly authorized, executed and delivered by the Company.

5. The Loan Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditor's rights and to general equity principles.

6. The execution and delivery of the Reoffering Agreement and the performance by the Company of its obligations under the Reoffering Agreement, the Loan Agreement, the Mortgage and the Collateral Bonds does not and will not violate or constitute a default under (i) the Restated Certificate and Articles of Incorporation and Restated Bylaws of the Company, (ii) any statute, governmental rule or regulation, or court order by which the Company or its property is bound, or (iii) any agreement, indenture, mortgage, lease, note or other obligation or instrument to which the Company is a party, excluding, in the case of (ii) or (iii) above, violations or defaults that would not result in a Material Adverse Change.

7. The Mortgage has been duly authorized, executed and delivered by the Company and constitutes a valid and binding instrument of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting mortgagees' and other creditors' rights and to general equity principles and except to the extent that the law of the jurisdictions in which the mortgaged property is located may limit or deny certain remedial provisions of the Mortgage.

8. The Collateral Bonds are in the form contemplated by the Mortgage, have been duly authorized and executed by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and are entitled to the benefits of the Mortgage ratably with all other securities outstanding thereunder.

9.   The Company has good and marketable title to all real property owned by the Company and described in the Mortgage as subject to the lien thereof, subject only to such exceptions, defects and qualifications as do not (i) affect the value of any such properties that are material to the business of the Company in any material respect or (ii) affect the use made or proposed to be made of such properties by the Company in any material respect; and the descriptions of all such property contained in the Mortgage are adequate for purposes of the lien purported to be created by the Mortgage.

10.   The Mortgage constitutes a valid first lien or charge, to the extent that it purports to be such, upon the interest held by the Company in its property covered by the Mortgage, subject only to such exceptions, defects, qualifications and other matters as may be permitted by the Mortgage and to such other matters as in my opinion do not materially affect the security for the Collateral Bonds. The Mortgage has been duly recorded as a mortgage of real estate in each county in which real property subject to the lien of the Mortgage is located, and all requisite steps have been taken to perfect the security interest of the Mortgage in personal property of the Company; and all taxes and recording and filing fees required to be paid with respect to the execution, recording or filing of the Mortgage, the filing of financing statements and similar documents and the issuance of the Collateral Bonds have been paid.

11.   Except for the authorizations by the Public Service Commission of the State of Delaware duly granted by its order in Docket No. 01-142, dated April 25, 2001, and by the State Corporation Commission of the Commonwealth of Virginia duly granted by its order in Case No. PUF010008, dated April 23, 2001, each of which remains in full force and effect, no approval or other action by any governmental authority or agency is required in connection with the execution and delivery of the Reoffering Agreement, or was required in connection with the execution and delivery of the Loan Agreement, the issuance and delivery of the Collateral Bonds or will be required for the performance by the Company of its obligations under the Reoffering Agreement, the Loan Agreement, the Mortgage or the Collateral Bonds.

12.   The Company holds valid and subsisting franchises, licenses and permits authorizing it to carry on the utility businesses in which it is engaged.

13.   The statements contained in the Reoffering Circular under the captions "THE AGREEMENT" and "THE COLLATERAL BONDS," insofar as such statements constitute summaries of the provisions of the Loan Agreement, the Mortgage and the Collateral Bonds described therein, are accurate in all material respects and fairly summarize the matters referred to therein.

14.   The documents incorporated by reference in Appendix A to the Reoffering Circular (other than the financial statements, including the notes thereto, and financial schedules and other financial data included or incorporated therein, or omitted therefrom, as to which I express no opinion), when they were filed with the U.S.

Securities and Exchange Commission (the "Commission"), complied as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

15. The security interest granted by the Issuer in its right to receive payments under the Loan Agreement and pledged under the Indenture to the Trustee and the security interest of the Trustee in the Collateral Bonds may be perfected by the filing of a Uniform Commercial Code financing statement with the office of the Secretary of State of the State of Delaware, if such filing is required for such perfection. Attention is called to the fact that the Company's obligations under the Loan Agreement are unsecured.

The opinions set forth in paragraphs 5, 7 and 8 above are subject to the following limitations and qualifications:

(a) I express no opinion as to:

(i) restrictions upon assignments of a party's rights under the Loan Agreement;

(ii) provisions requiring amendments and waivers to be in writing and provisions making notices effective even if not actually received.

(iii) waivers of defenses or other rights or benefits bestowed by operation of law;

(iv) releases or waivers of unmatured claims or rights; or

(v) provisions purporting to make a party's determination conclusive.

(b) The enforceability of rights and remedies purported to be granted to the Mortgage Trustee under the Mortgage may be limited by applicable law, but those limitations (exclusive of the matters referred to in the other qualifications set forth herein) do not make the rights and remedies afforded under the Mortgage inadequate for the practical realization of the principal benefits intended to be provided by the Mortgage.

(c) No opinion is being expressed herein on any provision relating to indemnification or contribution in connection with securities laws or relating to indemnification, conditions of exculpation in connection with willful, reckless, or criminal acts or negligence of the indemnified person or entity or the person or entity receiving indemnification or contribution.

In addition, I advise you that, I know of no action, suit, proceeding, inquiry or investigation at law or equity by a judicial or administrative court or agency, pending or threatened, against the Company, that is reasonably likely to have a Material Adverse Effect on (i) the validity or enforceability of the Reoffering Agreement and the Loan Agreement or (ii) except as disclosed in the Reoffering Circular, the Company or its business.

Further, I am not passing upon and do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Reoffering Circular and make no representations that I have independently verified the accuracy, completeness or fairness of such statements, except insofar as such statements refer specifically to me and as set forth in paragraph 13. However, based on my or my representatives' examination of the Reoffering Circular, on my general familiarity with the affairs of the Company and on my or my representatives' participation in conferences with officials and other representatives of, and other counsel for, the Company, with PricewaterhouseCoopers LLP, the independent accountants of the Company, and with your representatives and your counsel, nothing came to my attention in the course of such review which has caused me to believe that the Reoffering Circular as of its date contained, or as of the date hereof contains, any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing statement is subject to the qualification that I am not expressing any opinion or belief on (i) the financial statements, including the notes thereto, the financial schedules and the other financial data included or incorporated by reference in the Reoffering Circular and (ii) any of the information in the following sections of the Reoffering Circular:

- The sections of the Reoffering Circular headed:

  o "THE ISSUER";

  o "THE BONDS–Book-Entry Only System";

  o "TAX MATTERS" (and any other information in the Reoffering Circular relating to the status of interest on the Bonds for tax purposes including, but not limited to, the discussion of whether the changes to the pollution control facilities described in the section of the Reoffering Circular headed "THE PROJECT FACILITIES" would constitute a Disqualifying Change in Use (as defined in the Reoffering Circular)) and

- The information included in Appendix B and Appendix C of the Reoffering Circular.

I am a member of the Bar of the District of Columbia and the Bar of the State of Maryland, and I express no opinion herein as to any law other than the law of the State of

Delaware, the State of Maryland, the Commonwealth of Virginia and the federal law of the United States. With respect to the law of the State of Delaware (other than the Delaware General Corporation Law) and the Commonwealth of Virginia (other than the Virginia Stock Corporation Act), I have received advice, satisfactory to me, from Delaware and Virginia counsel admitted to such jurisdictions whom I deem fully competent to furnish such advice.

The opinions contained herein are rendered solely for your benefit and may not be relied on by any other person, except that I hereby authorize Dewey & LeBoeuf LLP, in connection with rendering its opinion to you on the date hereof relating to the remarketing of the Bonds, to rely on such opinions with respect to matters governed by the laws of the State of Delaware (other than the Delaware General Corporation Law), the State of Maryland and the Commonwealth of Virginia and as if such opinions were addressed to it. The opinions expressed in this letter are limited to the matters set forth herein, and no opinion should be inferred beyond those opinions expressly stated. I assume no obligation to advise you of any facts that come to my attention, or any changes in law, subsequent to the date hereof.

Very truly yours,

Kirk J. Emge

Exhibit C

[LETTERHEAD OF COVINGTON & BURLING LLP]

June 1, 2011

Morgan Stanley & Co. Incorporated
1221 Avenue of the Americas, 30th Floor
New York, New York 10020

Ladies and Gentlemen:

We are special counsel to Delmarva Power & Light Company (the "Company") and are rendering this opinion pursuant to Section 4(a)(i)(A) of the Reoffering Agreement, dated May 18, 2011 (the "Reoffering Agreement"), between the Company and Morgan Stanley & Co. Incorporated, as remarketing agent under the Indenture (as hereinafter defined) and as Underwriter, relating to the reoffering and resale by the Company of $34,500,000 aggregate principal amount of Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C (the "Bonds") issued by The Delaware Economic Development Authority (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein have the respective meanings provided in the Reoffering Agreement.

The Bonds were issued pursuant to an Indenture of Trust No. 3, dated as of May 1, 2001 (the "Original Indenture"), between the Issuer and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Trustee"). The Original Indenture, as amended and supplemented by the Supplemental Indenture of Trust No. 3 RE May 1, 2011, dated April 11, 2011, and the First Supplemental Indenture of Trust No. 3, dated May 2, 2011 (collectively, the "Supplemental Indentures"), is referred to herein as the "Indenture." The Issuer loaned the proceeds from the issuance of the Bonds to the Company pursuant to a Loan Agreement No. 3, dated as of May 1, 2001 (the "Original Loan Agreement"), between the Issuer and the Company. The Original Loan Agreement, as amended and supplemented by the First Amendment to Loan Agreement No. 3, dated May 2, 2011 (the "Loan Agreement Amendment"), is referred to herein as the "Loan Agreement."

As security for the Bonds, the Trustee holds $34,500,000 aggregate principal amount of the Company's First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026 (the "Collateral Bonds"). The Collateral Bonds were issued under a Mortgage and Deed of Trust, dated as of October 1, 1943 (the "Original Mortgage"), from the Company to The Bank of New York Mellon (formerly known as The Bank of New York and ultimate successor to The New York Trust Company), as trustee (the "Mortgage Trustee"). The Original Mortgage, as amended and supplemented by various supplemental indentures, including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009, and the One Hundred and Eighth Supplemental Indenture, dated as of May 2, 2011, which together establish the terms of the Collateral Bonds, is referred to herein as the "Mortgage."

We have reviewed:

(i)   the Reoffering Agreement;

(ii)   the reoffering circular, dated May 18, 2011, including the appendices thereto and the documents incorporated therein by reference (collectively, the "Reoffering Circular") for the reoffering and resale of the Bonds;

(iii)   the Indenture;

(iv)   the Loan Agreement;

(v)   a facsimile copy of the Bonds provided by the Trustee;

(v)   the Mortgage; and

(vi)   a facsimile copy of the Collateral Bonds provided by the Mortgage Trustee.

We also have reviewed such corporate records, certificates and other documents, and such questions of law, as we have deemed necessary or appropriate for the purposes of rendering this opinion.

We have assumed that all signatures are genuine, that all documents submitted to us as originals are authentic and that all copies of documents submitted to us conform to the originals. We have assumed further that (i) the Company is a corporation duly organized, validly existing and in good standing under the law of the State of Delaware and the Commonwealth of Virginia and has all legal right, power and authority and has obtained all authorizations and approvals of governmental authorities necessary (A) to issue and deliver the Collateral Bonds and (B) to execute, deliver and perform its obligations under the Reoffering Agreement, the Mortgage and the Collateral Bonds, (ii) the Collateral Bonds have been duly executed and delivered by the Company (except to the extent such matters are governed by the General Corporation Law of the State of Delaware, the Virginia Stock Corporation Act or the law of the State of New York) and duly authenticated by the Mortgage Trustee and constitute valid and binding obligations of the Company (except to the extent that such matters are governed by the laws of the State of New York), and constitute valid securities within the meaning of Section 8-110(a)(1) of the Delaware Uniform Commercial Code and Section 8.8A-110(a)(1) of the Virginia Uniform Commercial Code, (iii) the Mortgage has been duly authorized, executed and delivered by the Company and (iv) the Mortgage constitutes a valid and binding obligation under the law of the State of Delaware and the Commonwealth of Virginia. We have made no investigation for the purpose of verifying the assumptions set forth herein.

NY3 3082605.7

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and on information regarding the Company contained in the Reoffering Circular.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

1.   The Mortgage constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (insofar as validity and enforceability are governed by the law of the State of New York), subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and except to the extent that the law of the jurisdictions in which the mortgaged property is located may limit or deny certain remedial provisions of the Mortgage.

2.   The Collateral Bonds are in the form contemplated by the Mortgage, have been duly authorized, executed and delivered by the Company (insofar as the validity of such execution and delivery is governed by the General Corporation Law of the State of Delaware, the Virginia Stock Corporation Act or the law of the State of New York), and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms (insofar as validity and enforceability are governed by the law of the State of New York), subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and are entitled to the benefits of the Mortgage.

3.   The statements contained in the Reoffering Circular under the captions "THE AGREEMENT" and "THE COLLATERAL BONDS," insofar as such statements constitute summaries of the provisions of the Loan Agreement and the Mortgage, are accurate in all material respects and fairly summarize the matters referred to therein.

4.   The reoffer and resale of the Bonds by the Company in accordance with the Reoffering Agreement does not require registration under the Securities Act of 1933, as amended. In expressing this opinion, we have assumed, with your permission, and without having conducted any independent investigation or analysis with respect to the matter, that the Bonds have been duly and validly issued and that the interest thereon is not includable (with only the limited exceptions expressly set forth in the opinions of bond counsel referred to below) in the gross income of the owners thereof for United States federal income tax purposes. We note that (i) in connection with the issuance of the Bonds, Chapman and Cutler, as bond counsel, issued an opinion, dated May 11, 2001, regarding, among other things, (A) the valid issuance of the Bonds by the Issuer and (B) the United States federal income tax treatment of the interest on the Bonds and (ii) you have received an opinion from Greenberg Traurig, LLP, as bond counsel, of even date

herewith, that (A) the conversion of the interest rate mode on the Bonds from a term rate mode to a weekly rate mode on May 1, 2011, the cancellation at the election of the Company on May 2, 2011 of the financial guaranty insurance policy issued by Ambac and the execution of the Supplemental Indentures and Loan Agreement Amendment did not adversely affect the tax-exempt status of the interest on the Bonds for federal income tax purposes and (B) the conversion of the interest rate mode on the Bonds from a weekly rate mode to a term rate mode on the date hereof will not adversely affect the tax-exempt status of the interest on the Bonds for federal income tax purposes.

5.   The Company is not an "investment company" or an entity "controlled" by an "investment company" under the Investment Company Act of 1940, as amended.

Our opinions in paragraphs 1 and 2 are subject to the following limitations and qualifications:

(a)   We express no opinion as to:

(i) waivers of defenses or other rights or benefits bestowed by operation of law;

(ii) releases or waivers of unmatured claims or rights;

(iii) provisions requiring amendments and waivers to be in writing;

(iv) provisions making notices effective even if not actually received; or

(v) provisions purporting to make a party's determination conclusive.

(b)   We express no opinion as to (i) the ownership of or title to any property, or as to the adequacy of any description of property or (ii) any security interest or lien or the perfection or priority thereof.

(c)   The enforceability of rights and remedies purported to be granted to the Mortgage Trustee under the Mortgage may be limited by applicable law, but those limitations (exclusive of the matters referred to in the other qualifications set forth herein) do not make the rights and remedies afforded under the Mortgage inadequate for the practical realization of the principal benefits intended to be provided by the Mortgage.

In addition, in accordance with our understanding with the Company as to the scope of our services in connection with the reoffering and resale of the Bonds, as special counsel to the Company, we reviewed the Reoffering Circular and participated in discussions with your representatives and those of the Company, your counsel and the

C-4

Company's accountants. On the basis of the information which was reviewed by us in the course of the performance of the services referred to above, considered in the light of our understanding of the applicable law and the experience we have gained through our practice under the federal securities laws, we confirm to you that nothing which came to our attention in the course of such review has caused us to believe that the Reoffering Circular as of its date contained, or as of the date hereof contains, any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The limitations inherent in the independent verification of factual matters and the character of determinations involved in the preparation of the Reoffering Circular are such, however, that we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Reoffering Circular (except as set forth in paragraph 3). Also, we do not express any opinion or belief as to (i) the financial statements, including the notes thereto, the financial schedules and the other financial and statistical data included in the Reoffering Circular or (ii) any information in the following sections of the Reoffering Circular:

- The sections of the Reoffering Circular headed:

  o "THE ISSUER";

  o "THE BONDS–Book-Entry Only System";

  o "TAX MATTERS" (and any other information in the Reoffering Circular relating to the status of interest on the Bonds of tax purposes including, but not limited to, the discussion of whether the changes to the pollution control facilities described in the section of the Reoffering Circular headed "THE PROJECT FACILITIES" would constitute a Disqualifying Change in Use (as defined in the Reoffering Circular)); and

- The information included in Appendix B and Appendix C of the Reoffering Circular.

We are members of the bars of the District of Columbia and the State of New York. We do not express any opinion herein on any law other than the law of the State of New York, the General Corporation Law of the State of Delaware, the Virginia Stock Corporation Act and the federal securities laws of the United States. We are not expressing an opinion as to whether the validity and enforceability of the Mortgage and the Collateral Bonds are or are not governed by the law of the State of New York or by the law of any other jurisdiction.

This opinion is given solely for your benefit in your capacity as Underwriter and may not be relied upon by any other person without our written consent. This opinion may not be disclosed to any other person without our written consent.

Very truly yours,

Exhibit D

[LETTERHEAD OF ISSUER COUNSEL]

June 1, 2011

To: The Persons on the Attached Schedule A

Re: The Delaware Economic Development Authority
Pollution Control Refunding Revenue Bonds
(Delmarva Power & Light Company Project)
Series 2001C

Ladies and Gentlemen:

The Department of Justice of the State of Delaware has acted as counsel to The Delaware Economic Development Authority (the "Issuer"), a body corporate and politic constituted as an instrumentality of the State of Delaware (the "State"), in connection with the conversion and remarketing of $34,500,000 in aggregate principal amount of Pollution Control Refunding Revenue Bonds (the "Bonds") originally issued by the Issuer on May 11, 2011 pursuant to Indenture of Trust No. 3 dated as of May 1, 2001 (the "Original Indenture") from the Issuer to The Bank of New York Mellon (formerly known as The Bank of New York) (the "Trustee").

As counsel to the Issuer we have examined (i) the provisions of Title 29, Chapter 50, Subchapter IV of the Delaware Code (the "Act"), (ii) the Original Indenture, (iii) the Loan Agreement No. 3 dated as of May 1, 2001 (the "Original Loan Agreement") between the Issuer and Delmarva Power & Light Company (the "Company"), (iv) the Supplemental Indenture of Trust No. 3 Re May 1, 2011, dated April 11, 2011 (the "Supplemental Indenture"), between the Issuer and the Trustee, (v) the First Supplemental Indenture of Trust No. 3 dated May 2, 2011 (the "First Supplemental Indenture") between the Issuer and the Trustee, (vi) the First Amendment to Loan Agreement No. 3 dated May 2, 2011 (the "First Amendment to Loan Agreement") between the Issuer and the Company, and (vii) the Bond No. R-2 dated May 1, 2001 (the "Replacement Bond"). The Original Indenture, as amended by the Supplemental Indenture and the First Supplemental Indenture, and the Original Loan Agreement, as amended by the First Amendment to Loan Agreement, shall collectively constitute the "Issuer Documents." In addition, we have examined originals (or copies certified or otherwise identified to our satisfaction) of such other instruments, certificates and documents as we have considered necessary or appropriate for the purpose of the opinions rendered below.

Based on the foregoing and on our examination of such questions of Delaware law as we have considered necessary or appropriate, and subject to the exceptions, qualifications and assumptions noted herein, we express the following opinions:

1.   The Issuer is a body corporate and politic constituted as an instrumentality of the State and is duly created and existing pursuant to the Act.

2.   The Issuer had the power and authority to execute each of the Issuer Documents at the time such Issuer Document was executed and had and continues to have the power and authority to perform under and in accordance with the Issuer Documents.

3.   The Issuer has by proper action duly authorized the execution and issuance of the Replacement Bond, and the execution, delivery and performance of the Issuer Documents. The Replacement Bond has been duly and validly issued by the Issuer, and the Issuer Documents have been duly and validly executed and delivered in accordance with their terms, and the Replacement Bond and the Issuer Documents constitute legal, valid and binding agreements of the Issuer enforceable in accordance with their respective terms subject, however, to the extent that the enforceability of such agreements may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to the enforcement of creditors' rights generally, to general principles of equity and that no opinion is expressed as to the availability of any particular remedy.

4.   No additional or further approval, consent or authorization of any State governmental or public agency or authority, not already obtained, is required to be obtained by the Issuer in connection with its entering into the Issuer Documents or performing its obligations thereunder.

5.   The execution and issuance by the Issuer of the Replacement Bond, and the execution and delivery by the Issuer of the Issuer Documents and performance by the Issuer under the foregoing instruments and documents, do not conflict with or constitute on the part of the Issuer a violation of, breach of or default under any existing constitutional provision or statute of the State, or, to our knowledge, any indenture, mortgage, deed of trust, resolution, note agreement or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound, or to our knowledge, any order, rule or regulation of any court, governmental agency or body of the State having jurisdiction over the Issuer or any of its activities or property.

6.   To our knowledge, there is no action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, pending or threatened against the Issuer, nor to our knowledge is there any basis therefor, wherein an unfavorable decision, ruling or finding would materially and adversely affect the transactions contemplated by the Replacement Bond or the Issuer Documents, or which in any way would materially and adversely affect the validity of the Replacement Bond or the Issuer Documents.

In addition to any exceptions, qualifications and assumptions noted herein above, the foregoing opinions are subject to the following exceptions, qualifications and assumptions:

(A)   The opinions expressed herein are limited to the laws, rules and regulations of the State currently in effect. We have not considered and express no opinion herein with respect to the laws, rules and regulations of any other jurisdiction, including, without limitation, federal laws, rules and regulations (including the Internal Revenue Code of 1986, as amended, and rules and regulations promulgated thereunder).

(B)   We have assumed that all signatures of or on behalf of parties other than the Issuer on documents and instruments examined by us are genuine, all documents and instruments submitted to us as originals are authentic and all documents and instruments submitted to us as copies conform with the originals, which assumptions we have not independently verified.

This opinion is being rendered to the persons to whom it is addressed and may not be furnished to or relied upon by any other persons without our prior written consent.

Very truly yours,

DEPARTMENT OF JUSTICE, STATE OF DELAWARE

By: _____

Schedule A

Delmarva Power & Light Company

The Bank of New York Mellon

Morgan Stanley & Co. Incorporated

Greenberg Traurig, LLP